Exhibit 99.1

Qihoo 360 Technology Co. Ltd. Announces Exercise of Over-Allotment Option and Issuance of Additional Convertible Senior Notes

BEIJING, Aug. 14, 2014 /PRNewswire/ -- Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU), today announced that, in connection with the Company’s private placement of 0.50% convertible senior notes due 2020 (the "2020 notes") and 1.75% convertible senior notes due 2021 (the "2021 notes" and together with the 2020 notes, the "notes"), the joint bookrunners have exercised in full their over-allotment option to purchase an additional US$67.5 million aggregate principal amount of the 2020 notes and an additional US$67.5 million aggregate principal amount of the 2021 notes. The issuance of the additional US$135 million aggregate principal amount of notes closed on August 14, 2014. The full exercise of the over-allotment option brings the total aggregate principal amount of notes sold in the private placement to US$1.035 billion. The notes were offered and sold pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and Regulation S under the Securities Act.

The notes, the ADSs deliverable upon conversion of the notes and the Class A ordinary shares represented thereby, have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.
In China:
Tel: +86 10-5878-1574
E-mail: ir@360.cn

In the U.S.:
Don Markley or Glenn Garmont
Tel: (212) 481-2050
E-mail: qihu@tpg-ir.com